Linktone Reports Unaudited Third Quarter 2008 Results

BEIJING, China, December 1, 2008 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2008.

Results for the Third Quarter

•	The Company recorded revenues of $20.3 million, compared with $19.1 million in the second quarter of 2008 and $13.3 million in the third quarter of 2007.

•	The Company recorded wireless value-added services (“WVAS”) and other revenues of $16.6 million, compared with $14.5 million in the second quarter of 2008 and $11.3 million in the third quarter of 2007.

•	GAAP net loss of $2.3 million, compared with net loss of $10.6 million in the second quarter of 2008 and net loss of $2.8 million in the third quarter of 2007.

•	GAAP net loss per fully diluted American Depositary Share (ADS) of $0.06, compared with net loss per fully diluted ADS of $0.26 for the second quarter of 2008 and net loss of $0.12 for the third quarter of 2007.

•	Non-GAAP net loss* of $1.6 million, compared with non-GAAP net loss of $4.4 million in the second quarter of 2008 and non-GAAP net loss of $2.5 million in the third quarter of 2007.

•	Non-GAAP net loss per fully diluted ADS of $0.04, compared with non-GAAP net loss of $0.11 in the second quarter of 2008 and non-GAAP net loss of $0.10 in the third quarter of 2007.

* Non-GAAP measures exclude certain share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

Mr. Michael Li, Linktone’s Chief Executive Officer, said, “Our number one priority remains returning Linktone to profitability. This quarter we took decisive action to further streamline operations and increase our focus on our core WVAS business. We terminated our exclusive advertising partnership with Tianjin Satellite Television (“TJSTV”), following our decision to end our relationship with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television (“QSTV”). This further reduced our exposure to the traditional media business in China, which is facing strong headwinds from the slowing global economy. We took an impairment charge of $0.6 million this quarter related to TJSTV.”

Mr. Li continued, “With one of the strongest distribution networks for wireless services in the industry and an integrated services platform, we believe that Linktone is very well positioned to leverage the WVAS growth opportunity in China, and prepare for 3G wireless entertainment services. We are also looking to expand into the ASEAN market, starting with Indonesia, a relatively under-penetrated mobile market with enormous growth potential. We are confident of our international expansion plans for Indonesia, due to our ability to combine Linktone’s expertise in the Chinese WVAS market with the dominant position of our majority shareholder, MNC, in the Indonesian media industry to create synergies and position the Company for long-term growth and profitability. We are hoping to start this operation soon and expecting tangible results in the early part of 2009.”

Third Quarter Revenue Mix

Linktone’s third quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), advertising service and others (casual game and enterprise services).

Data-related services revenue was $10.2 million, representing 50% of total revenues, compared with $6.9 million or 36% for the second quarter of 2008. The sequential increase in revenue was primarily due to an improved business environment. Sales in the Company’s SMS services in the third quarter more than doubled quarter-over-quarter, due to the seasonal popularity of SMS services during the summer school vacation months as well as increased sales and marketing efforts to promote SMS services during the quarter. This growth was only partially offset by decreases in revenue from other data related services, which were not as heavily promoted by the Company this quarter as the Company focused on the promotion of SMS to take advantage of summer usage. The revenue breakdown of data-related service is as follows:

•	Short Messaging Services (SMS) revenue represented 47% of total gross revenues, compared with 21% for the second quarter of 2008. SMS revenue was $9.5 million for the third quarter of 2008, compared with $4.0 million for the second quarter of 2008.

•	Multimedia Messaging Services (MMS) revenue represented 1% of total gross revenues, compared with 10% for the second quarter of 2008. MMS revenue was $0.2 million for the third quarter of 2008, compared with $2.0 million for the second quarter of 2008.

•	Wireless Application Protocol (WAP) revenue represented 1% of total gross revenues, compared with 3% for the second quarter of 2008. WAP revenue was $0.3 million for the third quarter of 2008, compared with $0.6 million for the second quarter of 2008.

•	Java gaming (Java) revenue represented 1% of total gross revenues, compared with 2% for the second quarter of 2008. Java revenue was $0.2 million for the third quarter of 2008, compared with $0.3 million for the second quarter of 2008.

Audio-related services accounted for 29% or $5.8 million of total revenues, compared with 37% or $7.0 million for the second quarter of 2008. The revenue breakdown is as follows:

•	Interactive Voice Response services (IVR) revenue decreased to 15% of total gross revenues, compared with 22% for the second quarter of 2008. IVR revenue was $3.0 million for the third quarter of 2008, compared with $4.2 million for the second quarter of 2008. The sequential decrease reflects a reduction in the number of joint projects with business partners for the production of interactive programs broadcast over local radio stations this quarter.

•	Color Ring-Back Tones (CRBT) revenue decreased to 14% of total gross revenues, compared with 15% for the second quarter of 2008. CRBT revenue was $2.8 million for the third quarter of 2008, which was unchanged from $2.8 million for the second quarter of 2008.

Advertising service revenue accounted for 18% or $3.7 million of total revenues in the third quarter of 2008, compared with 24%, or $4.6 million for the second quarter of 2008. The sequential decrease was primarily due to the termination of partnership agreements with QSTV.

Impairment in the value of the Company’s assets in connection with its agreements with TJSTV

As previously announced, the Company’s affiliated companies terminated their agreements with TJSTV in September 2008. The termination of these agreements resulted in an impairment charge of $0.6 million with respect to the Company’s investment in TJSTV, which is reflected in the Company’s consolidated statement of operations and comprehensive income for the third quarter.

Margins, Expenses and Balance Sheet Items

Linktone’s key operating benchmarks and balance sheet items for the third quarter of 2008 include the following:

● Gross margin was 32% of net revenues, or gross revenues minus business tax, compared with 9% for the second quarter of 2008 and 40% for the third quarter of 2007. The sequential increase was due to two primary factors. First, the Company experienced a quarter-over-quarter decline in cost of services resulting primarily from a reduction in the number of WVAS joint cooperation projects which lowered the amount of revenue sharing with third parties. At the same time, the Company increased its advertising spending to promote its WVAS services, which spending resulted in higher selling and marketing expenses as mentioned below. Second, the gross loss from the Company’s advertising services declined following the termination of the QSTV project.

● Operating loss was 12% of net revenues, compared with operating loss of 58% for the second quarter of 2008 and operating loss of 22% in the third quarter of 2007. The sequential decrease in operating loss was primarily due to an impairment charge of $6.0 million incurred in the second quarter of 2008 in connection with the termination of the partnership agreements with QSTV.

● Operating expenses totaled $8.7 million, compared with $12.4 million in the second quarter of 2008 and $7.9 million for the third quarter of 2007. Excluding the impairment charges of $0.6 million for the third quarter and $6.0 million for the second quarter of 2008, the Company’s other operating expenses for the third quarter and the second quarter totaled $8.1 million and $6.4 million, respectively, representing a 27% increase. The sequential increase in operating expenses excluding impairment charges was primarily attributable to the increase in selling and marketing expenses as the Company increased its advertising spending for the WVAS business in the third quarter.

● Selling and marketing expenses were $4.7 million, compared with $3.2 million for the second quarter of 2008 and $3.2 million for the third quarter of 2007. The sequential increase was due to an increase in advertisements on traditional and new media to promote SMS services.

● Product development expenses were $0.9 million, compared with $0.7 million for the second quarter of 2008 and $1.4 million for the third quarter of 2007.

● Other general and administrative expenses were $2.5 million, compared with $2.5 million for the second quarter of 2008 and $3.3 million for the third quarter of 2007.

● Cash and cash equivalents, as well as short-term investments available for sale, totaled $104.2 million, compared with $105.3 million for the second quarter of 2008 and $ 41.6 million for the end of December 2007. The increase $62.6 million from the end of December 2007 was mainly due to the strategic investment of $68.4 million received from MNC in April 2008, offset by cash outflow from operation of Linktone’s advertising business.

● Days sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 77 days at the end of the third quarter of 2008, compared with 69 days at the end of the second quarter of 2008.

Fourth Quarter 2008 Outlook

For the fourth quarter ending December 31, 2008, Linktone expects gross revenue to be approximately $16.5 million to $17.5 million. The lower revenue projection revenue compared to total revenue for the third quarter is mainly due to the reduction of its advertising revenue.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net loss and net loss per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net loss and net loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of the Company’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its third quarter 2008 financial results at 8:00 p.m. Eastern Time on December 1, 2008 (5:00 p.m. Pacific Time on December 1, 2008 and 9:00 a.m. Beijing/Hong Kong Time on December 2, 2008).  The dial-in number for the call is 800-240-5318 for U.S. callers and 303-262-2131 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Jimmy Lai will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through 11:59 PM ET on December 15, 2008. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11122646#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/press_release.jsp An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into the ASEAN market, including the Indonesian market, and create synergies with MNC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China and any new markets it enters for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its planned strategic cooperation with MNC, or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi Linktone Ltd. Tel: 86-10-51088234 Email: serena.shi@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	September 30,
-
	2007	2008
	(audited)	(unaudited)

Assets

Current assets:

Cash and cash equivalents	39,325,584	91,572,405

Restricted cash	320,938	96,704

Short-term investments	2,315,334	12,662,395

Accounts receivable, net	10,164,756	15,308,204

Tax refund receivable	710,683	1,636,191

Deposits and other receivables	12,772,061	4,484,673

Deferred tax assets	1,161,652	921,975

Total current assets	66,771,008	126,682,547

Property and equipment, net	2,258,814	1,083,899

Intangible assets	1,691,554	236,022

Goodwill	14,611,620	14,584,212

Deferred tax assets	608,676	144,866

Other long-term assets	4,403,266	616,477

Total assets	90,344,938	143,348,023

Liabilities and shareholders’ equity

Current liabilities:

Tax payable	2,774,827	4,218,481

Accrued liabilities and other payables	9,273,532	11,677,249

Deferred income	857,812	240,698

Deferred tax liabilities	644,958	505,246

Total current liabilities	13,551,129	16,641,674

Total liabilities	13,551,129	16,641,674

Minority interests	108,066	—

Shareholders’ equity

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 240,291,330 and 420,636,230 shares issued and outstanding as of December 31,2007 and September 30, 2008)	24,029	42,063

Additional paid-in capital	72,202,172	136,834,675

Statutory reserves	2,360,408	2,360,408

Accumulated other comprehensive income:

Cumulative translation adjustments	4,717,115	7,200,876

Accumulated losses	(2,617,981)	(19,731,673)

Total shareholders’ equity	76,685,743	126,706,349

Total liabilities and shareholders’ equity	90,344,938	143,348,023

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
-
	September 30,	June 30,	September 30,	September 30,	September 30,
-
	2007	2008	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	13,281,093	19,112,222	20,326,430	39,141,053	59,960,394

- WVAS and others	11,345,121	14,505,327	16,586,641	35,018,532	47,624,083

- Advertising	1,935,972	4,606,895	3,739,789	4,122,521	12,336,311

Sales tax	(582,363)	(590,249)	(660,323)	(1,630,321)	(1,910,770)

- WVAS and others	(421,637)	(513,200)	(632,288)	(1,298,835)	(1,751,145)

- Advertising	(160,726)	(77,049)	(28,035)	(331,486)	(159,625)

Net revenues	12,698,730	18,521,973	19,666,107	37,510,732	58,049,624

- WVAS and others	10,923,484	13,992,127	15,954,353	33,719,697	45,872,938

- Advertising	1,775,246	4,529,846	3,711,754	3,791,035	12,176,686

Cost of services	(7,569,436)	(16,871,655)	(13,443,890)	(21,981,542)	(46,801,940)

- WVAS and others	(4,257,479)	(8,347,625)	(7,481,147)	(13,360,579)	(23,910,814)

- Advertising	(3,311,957)	(8,524,030)	(5,962,743)	(8,620,963)	(22,891,126)

Gross profit	5,129,294	1,650,318	6,222,217	15,529,190	11,247,684

- WVAS and others	6,666,005	5,644,502	8,473,206	20,359,118	21,962,124

- Advertising	(1,536,711)	(3,994,184)	(2,250,989)	(4,829,928)	(10,714,440)

Operating expenses:

Product development	(1,408,733)	(689,664)	(917,231)	(4,413,238)	(2,389,121)

Selling and marketing	(3,197,992)	(3,231,905)	(4,634,306)	(12,720,503)	(11,722,860)

— WVAS and others	(2,476,933)	(2,195,416)	(4,029,935)	(10,757,793)	(9,132,388)

— Advertising	(721,059)	(1,036,489)	(604,371)	(1,962,710)	(2,590,472)

Other general and administrative	(3,314,468)	(2,518,075)	(2,524,312)	(8,835,731)	(7,750,640)

Provisions for impairment	—	(6,014,946)	(602,512)	—	(6,617,458)

Total operating expenses	(7,921,193)	(12,454,590)	(8,678,361)	(25,969,472)	(28,480,079)

Loss from operations	(2,791,899)	(10,804,272)	(2,456,144)	(10,440,282)	(17,232,395)

Interest income	456,544	489,655	520,920	994,222	1,095,556

Other income	(18,434)	172,944	84,570	280,541	319,371

Loss before tax	(2,353,789)	(10,141,673)	(1,850,654)	(9,165,519)	(15,817,468)

Income tax expense	(440,678)	(441,671)	(472,439)	(201,616)	(1,296,224)

Net loss	(2,794,467)	(10,583,344)	(2,323,093)	(9,367,135)	(17,113,692)

Other comprehensive income:	467,888	866,690	39,112	1,608,167	2,483,761

Comprehensive loss	(2,326,579)	(9,716,654)	(2,283,981)	(7,758,968)	(14,629,931)

Loss per ordinary share:

Basic	(0.01)	(0.03)	(0.01)	(0.04)	(0.05)

Diluted	(0.01)	(0.03)	(0.01)	(0.04)	(0.05)

Loss per ordinary ADS:

Basic	(0.12)	(0.26)	(0.06)	(0.39)	(0.48)

Diluted	(0.12)	(0.26)	(0.06)	(0.39)	(0.48)

Weighted average ordinary shares:

Basic	239,358,669	414,560,745	420,636,230	239,265,861	358,722,891

Diluted	239,358,669	414,560,745	420,636,230	239,265,861	358,722,891

Weighted average ADSs:

Basic	23,935,867	41,456,075	42,063,623	23,926,586	35,872,289

Diluted	23,935,867	41,456,075	42,063,623	23,926,586	35,872,289

-
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

-	-
	Three months ended			Nine months ended
-
	September 30,	June 30,	September 30,	September 30,	September 30,

	2007	2008	2008	2007	2008

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	(2,794,467)	(10,583,344)	(2,323,093)	(9,367,135)	(17,113,692)

Stock based compensation expense	341,918	177,361	161,941	1,020,906	552,635

Provisions for impairment		6,014,946	602,512		6,617,458

Non-GAAP net loss	(2,452,549)	(4,391,037)	(1,558,640)	(8,346,229)	(9,943,599)

Non-GAAP diluted loss per share	(0.01)	(0.01)	(0.00)	(0.03)	(0.03)

Non-GAAP diluted loss per ADS	(0.10)	(0.11)	(0.04)	(0.35)	(0.28)

Number of shares used in diluted per-share calculation	239,358,669	414,560,745	420,636,230	239,265,861	358,722,891

Number of ADSs used in diluted per-share calculation	23,935,867	41,456,075	42,063,623	23,926,586	35,872,289